Exhibit 16.1

June 24, 2024

Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Marti Technologies, Inc. and, under the date of April 16, 2024, we reported on the consolidated financial statements of Marti Technologies, Inc. as of and for the years ended December 31, 2023 and 2022. On June 24, 2024, the auditor-client relationship ceased. We have read Marti Technologies, Inc’s statements included on its Form 6-K dated June 24, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with the statement in paragraph (1)(iii) that the change of newly engaged accountants was approved by the Board of Directors and Audit Committee of Marti Technologies, Inc., or any of the statements in paragraphs (2)(i) to (2)(ii) that relate to the new independent registered public accounting firm.

Very truly yours,

/s/ KPMG Bağımsız Denetim ve SMMM A.Ş.